UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number  001-32931

Issuer: Millennium India Acquisition Company Inc.

Exchange: American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

330 East 38th Street
Suite 40H
New York, New York 10016

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, each consisting of one share of Common Stock and one Warrant

Common Stock, par value $.0001 per share

Warrants, exercisable for Common Stock at an exercise price of $6.00 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
[  ] 17 CFR 240.12d2-2(a)(1)
[  ] 17 CFR 240.12d2-2(a)(2)
[  ] 17 CFR 240.12d2-2(a)(3)
[  ] 17 CFR 240.12d2-2(a)(4)

[  ]  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X]  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Millennium India Acquisition Company Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 14, 2008                                By:         /s/ F. Jacob Cherian
Date                                                Name:    F. Jacob Cherian
Title:      Chairman and Chief Executive Officer